Chinook Therapeutics, Inc.

1600 Fairview Avenue East, Suite 100

Seattle, WA 98102

April 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Dillon Hagius

Re:	Chinook Therapeutics, Inc. Registration Statement on Form S-3 (File No. 333-255099) Filed April 7, 2021

Requested Date: April 14, 2021

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Chinook Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Amanda Rose or Ryan Mitteness, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Amanda Rose at (206) 389-4553 or in her absence, Ryan Mitteness at (206) 389-4533.

Sincerely,

CHINOOK THERAPEUTICS, INC.

By:	/s/ Eric Dobmeier
NAME:	Eric Dobmeier
TITLE:	President and Chief Executive Officer

cc:	Amanda Rose

Ryan Mitteness

Fenwick & West LLP

[Signature Page to Acceleration Request Letter]